Exhibit 4.5

FORM OF ONDAS INC.
RESTRICTED STOCK UNIT

INDUCEMENT AWARD AGREEMENT

THIS RESTRICTED STOCK UNIT INDUCEMENT AWARD AGREEMENT (this “Agreement”), is made and effective as of this the “Grant Date” below, by and between Ondas Inc., a Nevada corporation (the “Company”), the below (“Participant”).

W I T N E S E T H:

WHEREAS, the Company desires to grant the Participant restricted stock units related to the Company’s common stock, $0.0001 par value per share (the “Stock”) as an inducement to employment with the Company (or any of its subsidiaries) and on the terms and conditions hereinafter set forth;

NOW, THEREFORE, in consideration of the promises and the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.
GRANT OF RESTRICTED STOCK UNITS

Subject to the terms and conditions of this Agreement, effective as of the Grant Date, the Company hereby grants to the Participant the right to receive shares of Stock listed below, upon the satisfaction of certain conditions outlined in this Agreement (the “Restricted Stock Units”). Shares of the Company’s Stock shall be issued only upon vesting of the Restricted Stock Units and only upon the satisfaction of the terms and conditions set forth herein. These Restricted Stock Units are intended to constitute an “employment inducement award” and to be exempt from shareholder approval requirements under Rule 5635(c)(4) of the Nasdaq Listing Rules, and this Agreement and the terms and conditions of the Restricted Stock Units will be interpreted consistent with such intent.

Participant:	[ ]
ID:	[ ]
Award Number:	[ ]
Date of Grant:	[ ]
Number of Restricted Stock Units:	[ ]

2.
VESTING

Except as otherwise provided for in this Agreement, the Restricted Stock Units shall be 100% vested on the Grant Date.

3.
MISCELLANEOUS
(a)
Status as a Shareholder. Participant shall have no rights of a shareholder, including voting and dividend rights, with respect to the Restricted Stock Units until the Stock is issued to him or her pursuant to this agreement.
(b)
No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any person other than the parties and their respective successors and permitted assigns.
(c)
Entire Agreement; Amendments. Except as otherwise provided for in an employment agreement or other agreement by and between the Participant and the Company or its affiliate, this Agreement constitutes the entire agreement among the parties and supersedes any prior understandings, agreements, or representations by or among the parties, written or oral, that may have related in any way to the subject matter hereof. This Agreement may not be amended, supplemented, or modified in whole or in part except by an instrument in writing signed by the party or parties against whom enforcement of any such amendment, supplement, or modification is sought.
(d)
Section 409A Compliance. It is intended that all compensation payable pursuant to this Agreement are exempt from or, alternatively, comply with Section 409A of the Code (and any legally binding guidance promulgated under Section 409A of the Code (“Section 409A”), and this Agreement will be interpreted, administered and operated accordingly. In the event that any provision of this Agreement is inconsistent with Section 409A, then the applicable provisions of Section 409A shall supersede such inconsistent provision. For all purposes under Section 409A, Participant’s right to receive any payments pursuant to this Agreement shall be treated as a right to receive a separate and distinct payment, and any payments to be made in installments shall be deemed to be a series of separate payments. A termination of employment or service under this Agreement shall mean a “separation from service” under Section 409A.
(e)
Controlling Law. This Agreement and all questions relating to its validity, interpretation, performance, and enforcement (including, without limitation, provisions concerning limitations of actions), shall be governed by, and construed in accordance with the laws of the State of Nevada. Notwithstanding the foregoing, to the extent that any provision of this Agreement or any determination made by the Company under this Agreement conflicts with mandatory, non-waivable laws, regulations or public policy of the jurisdiction of the Participant’s primary employment or physical residence, such mandatory local laws shall prevail to the extent of that conflict. If the Participant is subject to any United Kingdom rider or appendix to this Agreement, the corresponding provisions of that rider or appendix shall apply to the extent relevant.
(f)
Securities Law Compliance. The Participant specifically acknowledges and agrees that any sales of the Stock shall be made in accordance with the requirements of the Securities Act of 1933, as amended. The Company intends to file a registration statement with the Securities and Exchange Commission with respect to the Stock to be granted hereunder. The Company intends to maintain this registration statement but has no obligation to do so. If the registration statement ceases to be effective for any reason, the Participant will not be able to transfer or sell any of the shares of Common Stock issued to the Participant pursuant to this Agreement unless exemptions from registration or filings under applicable securities laws are available. Furthermore, despite registration, applicable securities laws may restrict the ability of the Participant to sell his or her Stock, including due to the Participant's affiliation with the Company. The Company shall not be obligated to either issue the Stock or permit the resale of any shares of Stock if such issuance or resale would violate any applicable securities law, rule or regulation.
(g)
Administration. The Board, unless it has delegated power to act on its behalf to the Committee, is authorized to: (i) interpret the provisions of this Agreement and the Restricted Stock Units and to make all rules and determinations which it deems necessary or advisable for the administration of the Restricted Stock Units; (ii) amend any term or condition of the Restricted Stock Units, provided that any such amendment shall not impair the rights of the Participant without the Participant’s consent. Subject to the foregoing, the interpretation and construction by the Board of any provisions of the Restricted Stock Units shall be final. To the extent permitted under applicable law, the Board or the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any portion of its responsibilities and powers to any other person selected by it. The Board or the Committee may revoke any such allocation or delegation at any time.
(h)
Tax Liability of the Participant and Payment of Taxes. The Participant acknowledges and agrees that any income or other taxes due from the Participant with respect to the Restricted Stock Units or the shares of Stock to be issued pursuant to this Agreement or otherwise sold shall be the Participant’s responsibility. Without limiting the foregoing, the Participant agrees that if under applicable law the Participant will owe taxes at vesting, the Company shall be entitled to immediate payment from the Participant of the amount of any tax or other amounts in respect of tax required to be withheld by the Company by applicable law or regulation. The Company shall not deliver any shares of Stock to the Participant until it is satisfied that all such required withholdings have been made. To facilitate the settlement of any such taxes, the Company may permit the Participant in its sole discretion, at the written direction of the Participant and to the extent permitted by applicable law and regulation, to satisfy any withholding or payment obligation by (a) withholding or reacquiring shares of Stock otherwise deliverable on vesting having a fair market value equal to the amount of tax required to be withheld, or (b) selling, or procuring the sale of, on behalf of the Participant, a sufficient number of the shares of Stock otherwise deliverable on vesting to realize net proceeds equal to the amount of tax required to be withheld, and applying such proceeds in settlement of that liability. The Participant authorizes the Company and any broker or agent appointed by the Company to take such action on the Participant’s behalf following any such written direction from the Participant. For United Kingdom purposes only, if the Company determines that any shares of Stock to be acquired pursuant to settlement of the Restricted Stock Units are restricted securities for the purposes of Chapter 2 of Part 7 of the Income Tax (Earnings and Pensions) Act 2003, the Company may require the Participant to enter into a joint election under section 431 of that Act.
(i)
Participant Acknowledgements and Authorizations. The Participant acknowledges the following: (i) the Company is not by virtue of the Restricted Stock Units obligated to continue the Participant as an employee of the Company or an Affiliate; (ii) the grant of the Restricted Stock Units is considered a one-time benefit and does not create a contractual or other right to receive any other award, benefits in lieu of awards or any other benefits in the future; (iii) future awards, if any, will be at the sole discretion of the Company, including, but not limited to, the timing of any grant, the amount of any award, vesting provisions and the purchase price, if any; (iv) the value of the Restricted Stock Units are an extraordinary item of compensation outside of the scope of the Participant’s employment and the Restricted Stock Units are not part of normal or expected compensation for purposes of calculating any severance, resignation, redundancy, end of service payments, bonuses, long-service awards, pension or retirement benefits or similar payments; (v) the future value of the shares of Stock is unknown and cannot be predicted with certainty; (vi) the Participant (A) authorizes the Company and each affiliate and any agent of the Company or any affiliate administering the Restricted Stock Units or providing recordkeeping services, to disclose to the Company or any of its affiliates such information and data as the Company or any such affiliate shall request in order to facilitate the grant of the Restricted Stock Units and the administration hereof; and (ii) authorizes the Company and each affiliate to store and transmit such information in electronic form for the purposes set forth in this Agreement.
(j)
Nature of Award and No Employment Rights. If the Participant is employed or engaged in the United Kingdom or otherwise subject to United Kingdom employment law considerations in connection with the Award. The Participant acknowledges that the grant of the Restricted Stock Units is wholly discretionary and does not form part of the Participant’s contract of employment or other service relationship. The Restricted Stock Units and any shares of Stock acquired pursuant to the Restricted Stock Units do not form part of the Participant’s salary, wages or other remuneration for any purpose and shall not be taken into account in calculating any pension, severance, redundancy, notice, bonus, holiday pay or other similar entitlement. Nothing in the Agreement confers on the Participant any right to continued employment or other service or limits in any way the right of the Company or any Affiliate or employing entity to terminate the Participant’s employment or other service relationship. To the fullest extent permitted by law, no claim or entitlement to compensation or damages shall arise from forfeiture of the Restricted Stock Units or any loss or diminution in value of the Restricted Stock Units or any rights in connection with them.
(k)
United Kingdom Data Privacy. If the Participant is employed or engaged in the United Kingdom or otherwise subject to United Kingdom data protection considerations in connection with the Award. The Participant understands that the Company, the Participant’s employer and any Affiliate may collect, use, process and transfer personal data relating to the Participant for the purposes of implementing, administering and managing the Restricted Stock Units and any shares of Stock issued pursuant to them. Such data may be transferred to the Company, the Participant’s employer, any Affiliate and any broker or other service provider assisting with the operation of the Award, whether in the United Kingdom or elsewhere. Any such processing and transfer shall be carried out in accordance with applicable law and any applicable privacy notice or policy made available to the Participant. The Participant may exercise any rights available under applicable data protection law in accordance with the relevant privacy notice or by contacting the Company or the Participant’s employer.
(l)
International Mobility. If, at any time between the Grant Date and settlement of the Restricted Stock Units, the Participant works, resides or becomes subject to tax in more than one jurisdiction, or transfers employment or services between jurisdictions. The Company may impose such additional terms and conditions on the Restricted Stock Units as it determines are necessary or appropriate to comply with applicable tax, social security, exchange control, securities or other legal requirements. The Participant shall take any action and provide any information or documentation that the Company or the Participant’s employer reasonably requests in connection with such requirements, including details of the Participant’s residence, work locations and tax status. The Company shall not be required to settle the Restricted Stock Units or to issue or deliver any shares of Stock unless and until the Participant has complied with such requirements.
(m)
Notices. Any notices required or permitted by the terms of this Agreement shall be given by recognized courier service, facsimile, registered or certified mail, return receipt requested, addressed as follows:

If to the Company:

Ondas Inc.

222 Lakeview Avenue, Suite 800,

West Palm Beach, Florida 33401

Attention: Neil Laird, Chief Financial Officer, and Patrick Huston, Chief Operating Officer, General Counsel and Secretary

Email: [***]

with a copy to:

Akerman LLP

Three Brickell City Centre

98 Southeast Seventh Street, Suite 1100

Miami, Florida 33131

Attention: Christina Russo

Email: [***]

If to the Participant: at the address set forth in the Company's records.

Any such notice shall be deemed to have been given on the earliest of receipt, one business day following delivery by the sender to a recognized courier service, or three business days following mailing by registered or certified mail.

(n)
Assignment and Successors. This Agreement is personal to the Participant and without the prior written consent of the Company shall not be assignable by the Participant otherwise than by will or the laws of descent and distribution. This Agreement shall inure to the benefit of and be enforceable by the Participant’s legal representatives. This Agreement shall inure to the benefit of and be binding upon the Company and its successors and assigns.
(o)
Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original and all of which together will constitute one and the same instrument.

[Signatures on following page]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

PARTICIPANT:

Electronically Signed

Name: [ ]